Chunghwa Telecom

April 10, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2014

1)               Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%

Mar	Net sales	17,453,020	17,491,760	(-)38,740	(-)0.22%

Jan-Mar	Net sales	55,060,441	56,616,993	(-)1,556,552	(-)2.75%

b                  Trading purpose : None